UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

X	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 0-11917

A. Full title of the plan and the address of the plan, if different from that of the issuer below: The Davey 401KSOP and ESOP
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Davey Tree Expert Company 1500 North Mantua Street P.O. Box 5193 Kent, Ohio 44240

The Davey 401KSOP and ESOP ("Plan")
Form 11-K
December 31, 2003

 TABLE OF CONTENTS

Page

Signatures	2

Index to Financial Statements and Supplemental Schedules	3

Exhibit Index

Exhibit 23 Consent of Independent Registered Public Accounting Firm

 1

The Davey 401KSOP and ESOP
December 31, 2003

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DAVEY 401KSOP AND ESOP

	By:	The Davey Tree Expert Company
as Plan Administrator

Date: June 15, 2004	By:	/s/ David E. Adante
David E. Adante
Executive Vice President, Chief Financial Officer
and Secretary

2

The Davey 401KSOP and ESOP ("Plan")

Audited financial statements and supplemental schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and statement of income and changes in plan equity.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Page

Financial Statements

Report of Independent Registered Public Accounting Firm	F-1

Statement of Net Assets Available for Benefits--December 31, 2003	F-2

Statement of Net Assets Available for Benefits--December 31, 2002	F-3

Statement of Changes in Net Assets Available for Benefits-- Year ended December 31, 2003	F-4

Notes to Financial Statements--December 31, 2003	F-5

Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)-- December 31, 2003	F-10

All other schedules are omitted as not applicable or not required.

3

Report of Independent Registered Public Accounting Firm

To the 401KSOP and ESOP Committee
The Davey 401KSOP and ESOP
Kent, Ohio

We have audited the accompanying statements of net assets available for benefits of The Davey 401KSOP and ESOP as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                              /s/ Ernst & Young LLP

Akron, Ohio
June 10, 2004

The Davey 401KSOP and ESOP

Statement of Net Assets Available for Benefits

December 31, 2003

	Nonparticipant Directed The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	Total December 31, 2003

Assets
Investments, at fair value:
Common shares	$ 41,066,365	$ 1,802,956	$ 42,869,321
Mutual funds	-	8,006,001	8,006,001
Common collective trust funds	795,169	2,832,546	3,627,715

Total investments	41,861,534	12,641,503	54,503,037

Receivables:
The Davey Tree Expert Company contributions	717,124	-	717,124
Participants' contributions	-	89,127	89,127

Total receivables	717,124	89,127	806,251

Net assets available for benefits	$ 42,578,658	$12,730,630	$ 55,309,288

See notes to financial statements.

The Davey 401KSOP and ESOP

Statement of Net Assets Available for Benefits

December 31, 2002

	Nonparticipant Directed The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	Total December 31, 2002

Assets
Investments, at fair value:
Common shares	$ 33,646,067	$ 1,176,333	$ 34,822,400
Mutual funds	-	4,946,749	4,946,749
Common collective trust funds	779,486	1,978,610	2,758,096

Total investments	34,425,553	8,101,692	42,527,245

Receivables:
The Davey Tree Expert Company contributions	581,460	-	581,460
Participants' contributions	-	65,197	65,197
Dividends and interest	112	-	112

Total receivables	581,572	65,197	646,769

Net assets available for benefits	$ 35,007,125	$ 8,166,889	$ 43,174,014

See notes to financial statements.

The Davey 401KSOP and ESOP

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

	Nonparticipant Directed The Davey Tree Expert Company Stock Fund	Participant Directed Investment Funds	Total Year Ended December 31, 2003

Additions
Contributions:
Participants	$ -	$ 2,674,998	$ 2,674,998
The Davey Tree Expert Company:
Common Shares	714,449	-	714,449
Cash		4,493	4,493
Net appreciation in fair value of investments	7,801,393	2,060,955	9,862,348
Dividend and interest income	629,243	239,299	868,542

Total additions	9,145,085	4,979,745	14,124,830

Deductions
Distributions to participants:
Cash	1,550,214	336,787	1,887,001
Common shares	15,054	-	15,054
Administrative expenses	8,284	79,217	87,501

Total deductions	1,573,552	416,004	1,989,556

Net additions	7,571,533	4,563,741	12,135,274

Net assets available for benefits:
Beginning of year	35,007,125	8,166,889	43,174,014

End of year	$ 42,578,658	$12,730,630	$ 55,309,288

See notes to financial statements.

The Davey 401KSOP and ESOP

Notes to Financial Statements

December 31, 2003

A.  Description of the Plan

The following description of The Davey 401KSOP and ESOP (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all eligible employees of The Davey Tree Expert Company (the "Company" and "Plan Sponsor") and each subsidiary of the Company that has adopted the Plan. The eligibility of employees to participate in the Plan is based, in general, on both attaining age 21 and completing one year of continuous service.

The Davey 401KSOP and ESOP, known for periods prior to January 1, 1997 as The Davey Tree Expert Company Employee Stock Ownership Plan was amended and restated effective March 1, 2003. The Plan was established for the benefit of eligible employees as of January 1, 1979. The portion of the Plan consisting of The Davey Tree Expert Company Stock Fund (the "ESOP feature") is an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the "Code") as a stock bonus plan. The portion of the Plan that is not the ESOP feature is a profit-sharing plan that is intended to qualify under Section 401(a) of the Code and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Code. The March 1, 2003 restatement was prepared in connection with the change in trusteeship and service provider arrangements, and incorporated prior amendments.

Reliance Trust Company serves as trustee for the assets of The Davey Tree Expert Company Stock Fund and Wells Fargo Bank Minnesota, N.A. serves as trustee for all other assets of the Plan. Both Reliance and Wells Fargo provide custodial services. Wells Fargo also provides other services, including executing all buy, sell and reinvestment transactions, and collecting and reporting all dividend and interest payments. Both Reliance and Wells Fargo became trustees, effective March 1, 2003, succeeding Key Bank National Association.

Contributions

Participating employees have the option to make elective contributions, subject to the limit allowed by the Internal Revenue Code ($12,000 for 2003, excluding catch-up contributions), further limited by other maximum contribution limits established by federal law, and subject to a weekly minimum contribution of 1% of the participant's compensation. The Company makes an annual matching contribution equal to 50% of the first 3% of compensation that a participant contributes. Company contributions are made in either cash or common shares of the Company.

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

A.  Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on the participant's selected investment mix. A participant is entitled to the benefit that can be provided from the participant's vested account balance.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of continuous service, retirement (at 65 years of age or early retirement), permanent disability or death.

Investment Options

Participants were provided with the following fund options and related investment profiles (provided by the fund managers), including directing up to 25% of their total contributions to The Davey Tree Expert Company Stock Fund.

       Wells Fargo Stable Return Fund--Invests in high-grade money market instruments.

       Wells Fargo Diversified Bond Fund--Invests in different fixed income investment styles.

       Wells Fargo Moderate Balanced Fund--Invests in a broadly diversified portfolio of stocks and bonds.

       Wells Fargo S&P 500 Index Fund--Invests in a diversified portfolio of common stocks included in the Standard and Poor's 500 Index designed to replicate the performance of the Standard & Poor's
       500 Index.

       Wells Fargo Strategic Income Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on bonds).

       Wells Fargo Growth Balanced Fund--Invests in a diversified portfolio of stocks and bonds (with a larger focus on stocks).

       Wells Fargo Strategic Growth Allocation Fund--Invests in a diversified portfolio of stocks and bonds
       (with a larger focus on stocks).

       Janus Twenty Fund Inc--Invests in a core of 20 to 30 companies with growth potential that includes a combination of well established, multinational businesses and medium-size and faster-growing companies.

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

A.  Description of the Plan (continued)

        Invesco Dynamics Fund Inc--Invests in equity securities of mid-sized core growth companies.

        Vanguard Index TR Total Stock Market Fund--Invests in U.S. common stocks, designed to replicate the performance of the Wilshire 5000 Index.

       Wells Fargo Large Cap Appreciation Fund--Invests in equity securities of large, established companies.

       Franklin Small-Mid Cap Growth Fund--Invests in common stocks of small and medium sized companies.

       Neuberger Berman Genesis Fund--Invests in common stocks of companies with market capitalizations less than $1.5 billion at the time of purchase.

      Mutual Discovery Fund--Invests in common and preferred stocks, debt securities and convertible securities of small sized companies.

      Templeton Growth Fund--Invests in common stocks and debt obligations of companies and governments in the U.S. and abroad.

      The Davey Tree Expert Company Stock Fund--Invests in common shares of The Davey Tree Expert
      Company (with temporary investments made in a money market fund).

Participants may change their investment options daily.

Payment of Benefits

Participants who terminate may elect to receive distributions of vested benefits either in cash or common shares of the Company. Shares of the Davey Tree Expert Company Stock Fund issued after January 1, 1997 are to be distributed in a lump sum as either common shares or cash. Shares of the Davey Tree Expert Company Stock Fund issued before January 1, 1997 may be distributed in a lump sum of common shares; or at the option of the participant, cash may be distributed either in lump-sum or monthly, quarterly, or annual installments over a period not to exceed either the participant's normal life expectancy, or the normal life expectancy of the participant and their beneficiary. Former participants wishing to sell their shares must offer such shares first to the Plan and then to the Company.

Forfeited Accounts

As of December 31, 2003, forfeited nonvested accounts totaling $650,102 were available to reduce future Company contributions.

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

A.  Description of the Plan (continued)

Voting Rights

Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account and is notified by the Trustee at least thirty days prior to the time such rights are to be exercised. Participants are requested to instruct the Trustee as to how shares should be voted.  If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted, as provided in the Plan, proportionately in accordance with instructions received from other participants in the Plan.

B.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Shares or units of mutual funds are valued at quoted market prices which represent the net asset value of shares or units held by the Plan at year-end. Common collective trust funds are stated at fair value as measured by Wells Fargo Bank Minnesota, N.A., an affiliate of one trustee of the Plan, based on the fair market value of the underlying investments. The fair value of the Company's common shares is determined by an independent stock valuation firm.

Purchases and sales of securities are accounted for on the trade date.  Dividend income is accounted for on the ex-dividend date.

Administrative Expenses

The costs of administering the Plan are paid by the Company, except for trustee and recordkeeping fees, Company stock valuation services and audit fees, which are paid by the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

The Davey 401KSOP and ESOP

Notes to Financial Statements (continued)

C.  Investments

The fair values of the investments representing 5% or more of the Plan's net assets were as follows:

	December 31,
	2003	2002

The Davey Tree Expert Company common shares	$ 42,869,321	$ 34,822,400

Number of shares	2,730,530	2,720,500

Percent of total net assets	77.5%	80.7%

During the year ended December 31, 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31, 2003

The Davey Tree Expert Company common shares	$ 8,102,792
Mutual funds	1,406,781
Common collective trust funds	352,775

Net appreciation in fair value	$ 9,862,348

D.  Party-in-Interest Transactions

Certain plan investments include funds managed by Wells Fargo Bank Minnesota, N.A., one of the trustees for the Plan and, therefore, these transactions qualify as party-in-interest transactions, as defined. Fees paid to all trustees during 2003 totaled $87,501 and include: $39,379 paid to Wells Fargo Bank Minnesota, N.A.; $13, 339 paid to Reliance Trust Company; and, $8,590 paid to Key Bank National Association.

E.  Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

F.  Tax Status of the Plan

The Internal Revenue Service ("IRS") has determined and informed the Company, in a letter dated April 16, 2002, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code"). Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended and restated effective March 1, 2003. The Davey Tree Expert Company, as Plan Sponsor, has filed with the IRS an application for determination that the Plan, as amended and restated, continues to qualify under the Code and that the trust maintained therewith continues to be exempt from taxation. The Plan Sponsor believes that the Plan is operated in compliance with the applicable requirements of the Code.

The Davey 401KSOP and ESOP EIN: 34-0176110 Plan Number: 004 Schedule H, Line 4i--Schedule of Assets (Held at End of Year) December 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment	(d) Cost	(e) Current Value

*	The Davey Tree Expert Company (A)	2,730,530 common shares	$ 8,361,813	$ 42,869,321

	Mutual Funds:

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Diversified Bond Fund--32,304 units		840,228

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Moderate Balanced Fund--18,806 shares		405,834

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Strategic Income Fund--1,445 shares		27,782

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Growth Balanced Fund--2,042 shares		57,878

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Strategic Growth Allocation Fund--1,348 shares		17,650

	Janus Capital	Janus Twenty Fund Inc-- 6,104 shares		220,781

	Invesco Funds Group	Invesco Dynamics Fund Inc-- 11,655 shares		171,795

	Vanguard	Vanguard Index TR Total Stock Market Fund--2,816 shares		73,189

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Large Cap Appre- ciation Fund--6,118 shares		60,138

	Franklin Templeton	Franklin Small-Mid Cap Growth Fund--71,183 shares		2,151,140

	Neuberger Berman Group	Neuberger Berman Genesis Fund--8,202 shares		178,301

	Franklin Templeton	Mutual Discovery Fund-- 87,642 shares		1,810,690

	Franklin Templeton	Templeton Growth Fund-- 96,304 shares		1,990,595

	Common Collective Trust Funds:

*	Wells Fargo Bank Minnesota, N.A.(A)	Wells Fargo Stable Return Fund-- 41,162 units	1,399,858	1,446,666

*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo S&P 500 Index Fund--44,527 units		2,014,862

*	Wells Fargo Bank Minnesota, N.A.(A)	Money market fund-- 166,187 units	166,187	166,187

				$ 54,503,037
*	A party-in-interest as defined by ERISA
(A)	Nonparticipant and participant directed

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm, Ernst & Young LLP	Filed Herewith